UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, New York 10036

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

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1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,883,521 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,883,521 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,883,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON IA, OO

(1)	See Item 4.
(2)	See Item 5.

CUSIP No. 69331C108

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Explanatory Note

This Amendment No. 8 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Knighthead Capital Management, LLC (the “Reporting Person”) on August 7, 2019, as amended (the “Original Schedule 13D”), with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

A total of $ 197,251,488.94 was paid to acquire the Shares reported in this Schedule 13D, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following two paragraphs:

On January 22, 2020, the Reporting Person, solely on behalf of certain funds and accounts it manages and/or advises, entered into a Restructuring Support Agreement (the “RSA”) with the Company, Pacific Gas and Electric Company (the “Utility,” and together with the Company, the “Debtors”), certain funds and accounts managed or advised by the Other Shareholder and those holders of senior unsecured debt of the Utility that are identified as “Consenting Noteholders” therein, setting forth the terms by which, among other things, the Reporting Person, the Other Shareholder and the Consenting Noteholders agreed to support the Amended Plan (as defined therein). Any holder of Utility Senior Note Claims or Utility Funded Debt (each as defined therein) can become a party to the RSA by executing the joinder attached to the RSA. A copy of the RSA is filed as Exhibit 99.1 hereto.

The Debtors, certain funds and accounts managed or advised by the Reporting Person and certain funds and accounts managed or advised by the Other Shareholder have separately agreed with certain of the Consenting Noteholders that, among other things, these Consenting Noteholders and certain of their representatives will not have any communications regarding the Amended Plan, any changes to the Amended Plan, or any alternative plan of reorganization or other strategic transaction related to the Debtors, with certain external stakeholders of the Debtors, including certain claimholders, government officials and certain of their representatives.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to include the following information, which supersedes the information provided in the Original Schedule 13D:

(a)	As of the close of business on January 22, 2020, the Reporting Person and each of the Controlling Persons, solely on behalf of the Knighthead Funds, beneficially owned 14,883,521 Shares.

Percentage: 2.81%

(b)	(1) Sole power to vote or direct vote: 0

(2)	Shared power to vote or direct vote: 14,883,521

(3)	Sole power to dispose or direct the disposition: 0

(4)	Shared power to dispose or direct the disposition: 14,883,521

(c)	Transactions in the Shares by the Reporting Person and each of the Controlling Persons during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)

Other persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Person. The Knighthead Funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of, more than five percent of the Shares reported herein.

(e)	Not applicable.

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The aggregate percentage of Shares owned by the Reporting Person and reported in this Schedule 13D is based upon 529,229,517 Shares outstanding, as of November 1, 2019, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2019.

Item 7.	Materials to be Filed as Exhibits.

99.1

Restructuring Support Agreement dated as of January 22, 2020, by and among PG&E Corporation and Pacific Gas and Electric Company, the Consenting Noteholders (as defined therein), certain funds and accounts managed or advised by Abrams Capital Management, L.P. and certain funds and accounts managed or advised by Knighthead Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 23, 2020).

CUSIP No. 69331C108

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Thomas A. Wagner
Name: Thomas A. Wagner
Title: Managing Member

CUSIP No. 69331C108

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SCHEDULE A

Transactions in Shares During the Past 60 Days

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	How Transaction Effected
Common Shares
1/17/2020	Knighthead (NY) Fund, L.P.	Exercised Option	59,900.00	10.00	(1)
1/17/2020	Knighthead Annuity and Life Assurance Company	Exercised Option	97,200.00	10.00	(1)
1/17/2020	Knighthead Master Fund, L.P.	Exercised Option	342,900.00	10.00	(1)

(1)	Represents call option contracts that were automatically exercised at an exercise price of $10.00 per share. These shares were previously reported as beneficially owned by the Reporting Person.